24000502

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-20369

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Garrett Nagle & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Unicorn Park Drive
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Garrett T. Nagle	617 737-9090	Gtnagle@garrettnagle.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St. Bldg, S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GARRETT NAGLE & COMPANY, INC.
(Sec. I.D. No. 8-20369)

Financial Statements and Report of Independent Registered Accounting Firm for the Year Ended December 31, 2023, Supplemental Schedule of Computation of Net Capital, Report of Independent Registered Public Accounting Firm - (Review) on Broker-Dealers Claim of Exemption From 17 C.F.R. §15c3-3k(2)(ii) and Independent Accountants' Report on Applying Agreed-Upon Procedures

OATH OR AFFIRMATION

I, Garrett T. Nagle, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Garrett Nagle & Co., Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GARRETT NAGLE & COMPANY, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
YEAR ENDED DECEMBER 31, 2023

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholder
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Garrett Nagle & Company, Inc., as of December 31, 2023, and the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Garrett Nagle & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of Garrett Nagle & Company, Inc.'s financial statements. The supplemental information is the responsibility of Garrett Nagle & Company, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Garrett Nagle & Company, Inc.'s auditor since 2014.

Norwell, Massachusetts
February 21, 2024

GARRETT NAGLE & COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS:	
Cash	$ 1,264,056
Accounts Receivable	14,952
Prepaid Expenses and Other Assets	2,324
	1,281,332
PROPERTY AND EQUIPMENT, NET	7,942
OTHER ASSETS:	
Restricted Cash	12,000
Right of Use Asset	294,905
	306,905
	$ 1,596,179

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 23,422
Deferred Advisory Fees	331,993
Current Portion of Obligations Under Noncancellable Obligations	122,529
	477,944
LONG TERM PORTION OF OBLIGATIONS UNDER NONCANCELLABLE LEASE OBLIGATIONS	172,376
STOCKHOLDER'S EQUITY:	
Common Stock, No Par Value; 250,000 Shares Authorized, 25,000 Issued and Outstanding	25,000
Additional Paid-In Capital	177,428
Retained Earnings	743,431
	945,859
	$ 1,596,179

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2023

REVENUE:	
Commissions	$ 217,873
Investment Advisory Fees	721,430
Net Miscellaneous Income	638
Dividend and Interest Income	51,435
	991,376
EXPENSES:	
Salaries and Commissions	438,611
Employee Benefits	33,630
Clearing and Other Fees	188,153
Insurance	7,071
Occupancy and Equipment	133,826
Professional Fees	84,495
Other Expenses	65,313
	951,099
NET INCOME BEFORE STATE INCOME TAXES	40,277
STATE INCOME TAX EXPENSE	2,930
NET INCOME	$ 37,347

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balances - January 1, 2023	$ 25,000	$ 77,428	$ 2,771,602	$ 2,874,030
Shareholder's Contribution		100,000		100,000
Shareholder's Distribution			(2,065,518)	(2,065,518)
Net Income			37,347	37,347
Balances - December 31, 2023	$ 25,000	$ 177,428	$ 743,431	$ 945,859

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$37,347
Noncash Items Included in Net Income:	
Depreciation and Amortization	16,233
(Increase) Decrease:	
Accounts Receivable	(10,494)
Increase (Decrease) In:	
Accounts Payable and Accrued Expenses	(19)
Deferred Advisory Fees	11,350
	54,417
CASH FLOWS FROM FINANCING ACTIVITIES:	
Shareholder's Contribution	100,000
Shareholder's Distribution	(2,065,518)
	(1,965,518)
NET DECREASE IN CASH	(1,911,101)
CASH - BEGINNING	3,175,157
CASH - ENDING	$ 1,264,056

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid During the Year For:	
State Income Taxes	$ 2,930

See Notes to Financial Statements

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Garrett Nagle & Company, Inc. (the Company) is an investment advisor and broker dealer in Woburn, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of those customers.

On October 20, 2023, The former shareholder of the Company transferred 100% of the common stock to his son.

2. Operations - The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to National Financial Services, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

3. The agreement between the Company and National Financial Services, LLC provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from National Financial Services, LLC on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

4. Cash and Cash Equivalents For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

5. Restricted Cash - The company maintains a certificate of deposit as collateral for an irrevocable letter of credit required by the Woburn office lease.

6. Securities Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

7. Investments - Management determines the appropriate classification of investment securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For investment securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

8. Revenue Recognition - The Company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of stockholders' equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized the date when the performance obligation is satisfied. Commission revenue is paid from the clearing company monthly in arrears. Typically, payment is received within a few days after month end. The Company records a receivable from the clearing firm on a monthly basis and reverses the receivable when paid.

Investment Advisory Fees - The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, yearly, in advance and recognizes the revenue with the lapse of time.

9. Depreciation and Amortization - Depreciation of office equipment and fixtures is provided using the straight-line methods over five to seven years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

10. Income Taxes - The Company's sole stockholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its stockholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2021, however, it is subject to an excise tax on the greater of its tangible property or net worth.

11. Uncertainty In Income and Other Taxes - The Company adopted the standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2023, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and Massachusetts jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

GARRETT NAGLE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

12. The Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

13. Fair Value of Financial Instruments - The amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments. The amounts reported for equity securities owned are the fair value of those instruments.

14. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

15. Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. EQUITY SECURITIES:

As of December 31, 2023, there were no Equity Securities held within the company account.

C. PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following at December 31, 2023:

Furniture and Fixtures	$ 37,150
Leasehold Improvements	5,695
Motor Vehicles	174,929
Office Equipment	69,342
	287,115
Less: Accumulated Depreciation	(279,174)
	$ 7,942

D. FAIR VALUE MEASUREMENT:

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).

The three levels of the fair value framework are as follows:

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 - Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.
- Level 3 - Inputs that are unobservable.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023.

Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

Corporate bonds and preferred stocks, which generally are traded in the over-the-counter market, are valued at the average of the last reported bid and asked prices. For certain corporate bonds and preferred stocks that do not have an established fair value, the fair values are based on yields currently available on comparable securities of issuers with similar credit ratings.

A qualified asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs. At December 31, 2023, there were no equity securities within the account.

GARRETT NAGLE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

E. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had a net capital of $901,968 exceeding the minimum net capital requirement of $100,000. At December 31, 2023, the Company had a ratio of aggregate indebtedness to net capital of .39 to 1, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1.

F. LEASE OBLIGATIONS:

The Company recognizes and measures it leases in accordance with *FASB ASC 842, Leases.* The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus(minus) any prepaid(accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2023 are as follows:

2024	$ 122,529
2025	127,480
2026	44,896
	$ 294,905

G. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the balance sheet date through February 21, 2024, the date in which the financial statements were available to be issued. No material events have been identified which would require disclosure under FASB ASC 855-10-50-1.

GARRETT NAGLE & COMPANY, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL:	
Stockholder's Equity	$ 945,859
Deductions and/or Changes - Nonallowable Assets:	
Restricted Cash	12,000
Other Assets	10,266
Total Deductions and/or Charges	22,266
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	923,593
HAIRCUTS ON SECURITIES, UNDUE CONCENTRATION	(21,625)
NET CAPITAL	901,968
MINIMUM NET CAPITAL REQUIRED	100,000
EXCESS OF NET CAPITAL	$ 807,968
AGGREGATE INDEBTEDNESS	$ 355,415
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.39 to 1

There were no material differences between the audited and unaudited net capital computations for the period ended December 31, 2023.

GARRETT NAGLE & COMPANY, INC.
SCHEDULE II AND III
DECEMBER 31, 2023

SCHEDULE II:
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, The company is exempt from Rule 15c3-3.

SCHEDULE III:
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, The company is exempt from Rule 15c3-3.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholder
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Garrett Nagle & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Garrett Nagle & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Garrett Nagle & Company, Inc. stated that Garrett Nagle & Company, Inc. met the identified exemption provisions throughout the most recent year without exception. Garrett Nagle & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Garrett Nagle & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Garrett Nagle & Company, Inc.'s auditor since 2014.

Norwell, Massachusetts
February 21, 2024

GARRETT NAGLE & CO.,INC.

February 14, 2024

GARRETT NAGLE & Co., Inc. claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2)(ii). The provisions of this rule shall not be applicable to a broker or dealer: Who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of paragraphs 240. 17a-3 and 240. 17a-4 of this chapter, as our customarily made and kept by a clearing broker or dealer.

We properly transmit customer funds and securities to the Clearing Broker Dealer by noon the next business day to comply with the (k)(2)(ii) exemption. GARRETT NAGLE &Co., Inc. met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.

Garrett J. Nagle Jr.
President

300 UNICORN PARK DRIVE • WOBURN, MA 01801 • TEL (617) 737-9090 • FAX (781) 939-0411

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholder
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Garrett Nagle & Company, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as Garrett Nagle & Company, Inc.'s auditor since 2014.

Norwell, Massachusetts
February 21, 2024

GARRETT NAGLE & COMPANY, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
FORM SIPC-7
DECEMBER 31, 2023

Total Revenue	$	991,376
Deductions:		
Commissions		107,918
Net Gain from Securities in Investment Accounts		
		883,458
SIPC Net Operating Revenue		883,458
General Assessment Rate		0.0015
General Assessment		1,325
Current Overpayment/Credit Balance		(15)
Less Payment Made With SIPC-6 Filed July 26, 2023		(692)
Assessment Balance Due	$	618